FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 21, 2017

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The announcement of engaging others to build a new factory on rented land on behalf of AUO Crystal Corp., a subsidiary of AUO” dated December 21, 2017.
2	Taiwan Stock Exchange filing entitled, “To announce the disposal of real property on behalf of BriView (Hefei) Co., Ltd., a subsidiary of AUO” dated December 21, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 21, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

December 21, 2017

English Language Summary

Subject: The announcement of engaging others to build a new factory on rented land on behalf of AUO Crystal Corp., a subsidiary of AUO

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/12/21

Contents:

1.	Type of contract: Construction contract for engaging others to build on rented land.

2.	Date of occurrence of the event:2017/12/21

3.	Counterparty to the contract and relationship between it and the Company:

Counterparty:Lee-Ming	Construction Co., Ltd.

Counterparty's	relationship with the company: None.

4.	Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and starting and ending dates of the contract), restrictive covenants, and other important stipulations:

Total	contract amount and anticipated monetary amount of participation in the investment: NT$633,032 thousand.

Starting	and ending dates of the contract:subject to the contract.

Restrictive	covenants, and other important stipulations：No.

5.	Name of the professional appraisal institution and its appraisal opinion (not applicable to mandating others to build on the Company’s own land; also, the appraisal opinion should include an appraisal of

the	reasonableness of the contractual method of cooperation):N/A

6.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

7.	Is the appraisal report price a limited price or specific price?:N/A

8.	Has an appraisal report not yet been obtained?:N/A

9.	Reason for an appraisal report not been obtained:N/A

10.	Concrete purpose/objective of the acquisition: To build a new factory for business use.

11.	Do the directors have any objection to the present transaction?:N/A

12.	Any other matters that need to be specified:No.

Item 2

AU Optronics Corp.

December 21, 2017

English Language Summary

Subject: To announce the disposal of real property on behalf of BriView (Hefei) Co., Ltd., a subsidiary of AUO

Regulation: Published pursuant to Article 4-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/12/21

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

The	buildings and the rights to use land of BriView (Hefei) Co., Ltd. which are located at Economic and Technological Development Zone Hefei City, Anhui Prov., China

2.	Date of the occurrence of the event:2017/12/21

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

The	land: 335,422.5 square meter

The	floor space of the building: 234,332.22 square meter

Total transaction price: CNY 512,770 thousand (before tax)

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Counterparty to the trade：Hefei Hengchuang Intelligence Technology Ltd.

The relationship with the Company:None.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):

Anticipated profit from the disposal is approximately CNY 73,240 thousand based on the book value of the assets as of 30 November, 2017.

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment : according to the agreement; restrictive covenants in the contract and other important stipulations: according to the agreement.

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

1.The price of the transaction was negotiated by both parties based on the market price and the asset valuation.

2.BriView (Hefei) Co., Ltd. engaged Anhui Kaijeton Assets Evaluation Office and Anhuiputian Certified Public Valuers Co., Ltd. to appraise the assets, and the Board of BriView (Hefei) Co., Ltd. resolved the disposal.

10.	Name of the professional appraisal institution and its appraisal amount:

Anhui Kaijeton Assets Evaluation Office: CNY 575,230 thousand

Anhuiputian Certified Public Valuers Co., Ltd.: CNY 568,423 thousand

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.	Is the appraisal report price a limited price or specific price?:No

13.	Has an appraisal report not yet been obtained?:No

14.	Reason for an appraisal report not been obtained:N/A

15.	Broker and broker's fee:No

16.	Concrete purpose or use of the acquisition or disposal:To liquidate asset

17.	Do the directors have any objection to the present transaction?:No

18.	Any other matters that need to be specified:No